Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 18, 2020

Re:	Called Higher Studios, Inc.
Offering Statement on Form 1-A/A Filed August 10, 2020
File No. 024-11220

Ms. Ransom:

On behalf of Called Higher Studios, Inc., I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on August 20, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Jason Brown

Jason Brown

Chief Executive Officer

Called Higher Studios, Inc.

231 Public Square, Suite 300, PMB-41

Franklin, Tennessee 37064